SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 27, 2019

I. Date, Time and Place: November 27, 2019, at 12:00 p.m., at Gol Linhas Aéreas Inteligentes S.A. (“Company”), Praça Comandante Linneu Gomes, s/nº, Portaria 3 - Meeting Room of the Board of Directors, Jardim Aeroporto, City and State of São Paulo. II. Calling and Attendance: Call notice on November 20, 2019, under the terms of §1 of Article 19 of the Company’s bylaws and the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Francis James Leahy Meaney, and Anna Luiza Serwy Constantino. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Melissa Paula dos Santos Silva Sica, to act as secretary of the meeting. IV. Agenda: To pass resolutions on the following matter: reelection of the Company’s current Executive Officers. V. Resolutions: After the necessary explanations were provided, the following resolutions were approved by unanimous vote: reelection of the Company’s current Executive Officers: (i) Mr. Paulo Sergio Kakinoff, Brazilian, married, businessman, bearer of Identity Card RG nº 25.465.939-1, issued by SSP/SP, enrolled with the CPF/MF under nº 194.344.518-41, to the office of President and Chief Executive Officer; (ii) Mr. Richard Freeman Lark, Jr., Brazilian, single, businessman, bearer of Identity Card RG nº 50.440.294-8, issued by SSP/SP, enrolled with the CPF/MF under nº 214.996.428-73, to the office of Executive Vice President, Chief Financial Officer and Investor Relations Officer; (iii) Mr. Eduardo José Bernardes Neto, Brazilian, married, businessman, bearer of Identity Card RG nº 20.427.334-1, issued by SSP/SP, enrolled with the CPF/MF under nº 165.610.978-66, to the office of Vice-President Officer; and (iv) Mr. Celso Guimarães Ferrer Junior, Brazilian, married, economist, bearer of Identity Card RG nº 24.982.348-2, issued by SSP/SP, enrolled with the CPF/MF under nº 309.459.748-33, to the office of Vice-President Officer, all of them domiciled at Praça Comandante Linneu Gomes, s/nº, Portaria 3, CEP 04626-020, Jardim Aeroporto, City and State of São Paulo, elected for a term of office of one year, beginning on the date hereof. The Executive Officers now elected declared, in accordance with the provisions set forth in Article 37, item II, of Law no. 8.934/94 and in Article 147, paragraphs 1 and 2, of Law no. 6.404/76, as amended, that they have not been convicted of any of the crimes set forth in the law nor are they subject to legal restrictions that would prevent them from exercising business activities. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman, and Melissa Paula dos Santos Silva Sica, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Francis James Leahy Meaney and Anna Luiza Serwy Constantino. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, November 27, 2019

___________________________________         ___________________________________

Constantino de Oliveira Junior                        Melissa Paula dos Santos Silva Sica

Chairman                                                                      Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.